EXHIBIT 12.1 — STATEMENT RE: COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
LIBERTY PROPERTY TRUST / LIBERTY PROPERTY LIMITED PARTNERSHIP
(Amounts in thousands except ratio amounts)

Six months ended June 30, 2009

Earnings before fixed charges:
Income before allocation of minority interest and income from investments in unconsolidated subsidiaries	$88,782
Add: Interest expense	72,920
Depreciation expense on cap’d interest	674
Amortization of deferred financing costs	2,500

Earnings before fixed charges	$164,876

Fixed charges:
Interest expense	$72,920
Amortization of deferred financing charges	2,500
Capitalized interest	5,415

Fixed charges	80,835

Preferred share distributions	—
Preferred unit distributions	10,506

Combined fixed charges	$91,341

Ratio of earnings to fixed charges	2.04

Ratio of earnings to combined fixed charges	1.81